Exhibit 2

Contents
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS	3
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
CONSOLIDATED INCOME STATEMENTS	9
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	10
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	11
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	12
CONSOLIDATED STATEMENTS OF CASH FLOW	13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	14
1. Description of business and nature of operations	14
2. Significant accounting policies	14
3. Critical judgments and estimation uncertainties	25
4. Future changes in accounting policies	28
5. Revision to prior-year comparatives	29
6. Expenses	30
7. Trade and other receivables	31
8. Trade and other payables	31
9. Inventories	32
10. Mining interests	33
11. Impairment	35
12. Long-term debt	38
13. Gold stream obligation	41
14. Derivative instruments	42
15. Share capital	46
16. Discontinued operations	51
17. Income and mining taxes	53
18. Reclamation and closure cost obligations	57
19. Supplemental cash flow information	58
20. Segmented information	59
21. Capital risk management	62
22. Financial risk management	63

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23. Fair value measurement	68
24. Provisions	70
25. Operating leases	71
26. Compensation of key management personnel	71
27. Commitments and contingencies	72

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Hannes Portmann	(Signed) Paula Myson

Hannes Portmann	Paula Myson
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
February 20, 2018

3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2017. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2017.

(Signed) Hannes Portmann	(Signed) Paula Myson

Hannes Portmann	Paula Myson
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
February 20, 2018

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of New Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flow for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

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An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

(Signed) Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 20, 2018

We have served as the Company's auditor since 2007.

6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of New Gold Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017 of the Company and our report dated February 20, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 20, 2018

8

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	Note	2017	2016 (Note 5)
Revenues		604.4	522.8
Operating expenses	6	321.0	275.5
Depreciation and depletion		220.3	200.1
Revenue less cost of goods sold		63.1	47.2

Corporate administration		23.7	22.9
Corporate restructuring(1)		4.2	-
Share-based payment expenses	15	5.1	8.3
Asset impairment	11	268.4	6.4
Exploration and business development		6.4	4.1
(Loss) earnings from operations		(244.7)	5.5

Finance income	6	1.1	1.4
Finance costs	6	(13.2)	(9.9)
Other gains (losses)	6	39.2	(7.7)
Loss before taxes		(217.6)	(10.7)
Income tax recovery	17	115.9	2.1
Loss from continuing operations(2)		(101.7)	(8.6)
(Loss) earnings from discontinued operations, net of tax	16	(6.3)	1.6
Net loss		(108.0)	(7.0)
Loss from continuing operations per share
Basic	15	(0.18)	(0.02)
Diluted	15	(0.18)	(0.02)
Loss per share
Basic	15	(0.19)	(0.01)
Diluted	15	(0.19)	(0.01)
Weighted average number of shares outstanding (in millions)
Basic	15	564.7	511.8
Diluted	15	564.7	511.8

1.	Throughout 2017, the Company initiated a restructuring plan that impacted its corporate office workforce. As a result, the Company recognized a restructuring charge of approximately $4.2 million related to severance and other termination benefits.
2.	For the year ended December 31, 2017 and comparative periods, Peak Mines has been classified as a discontinued operation and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines. Refer to Note 16 for further details.

See accompanying notes to the consolidated financial statements.

9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Year ended December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 5)
Net loss		(108.0)	(7.0)
Other comprehensive loss
Unrealized foreign exchange gain on cash and cash equivalents designated as hedging instruments	14	-	4.9
Reclassification of realized foreign exchange gain on cash and cash equivalents designated as hedging instruments	14	-	3.2
Unrealized (loss) gain on mark-to-market of diesel swap contracts	14	(0.4)	1.2
Reclassification of realized loss on settlement of diesel swap contracts	14	0.3	2.5
Loss on revaluation of gold stream obligation	13	(7.6)	(67.8)
Deferred income tax related to derivative contracts and gold stream obligation	13, 14	1.8	20.4
Total other comprehensive loss		(5.9)	(35.6)
Total comprehensive loss		(113.9)	(42.6)

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31	As at December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 5)
Assets
Current assets
Cash and cash equivalents		216.2	185.9
Trade and other receivables	7	27.1	37.1
Inventories	9	193.2	150.4
Current income tax receivable		12.9	12.5
Derivative assets	14	-	18.0
Prepaid expenses and other		5.6	6.1
Total current assets		455.0	410.0
Non-current inventories	9	78.7	103.3
Mining interests	10	3,200.4	3,191.3
Deferred tax assets	17	171.6	224.9
Other		2.6	3.5
		3,908.3	3,933.0
Assets held for sale	16	109.0	-
Total assets		4,017.3	3,933.0
Liabilities and equity
Current liabilities
Trade and other payables	8	178.2	169.2
Current income tax payable		-	6.2
Deferred benefit – Peak sale prepayment	16	3.0	-
Total current liabilities		181.2	175.4
Reclamation and closure cost obligations	18	121.5	81.0
Gold stream obligation	13	249.0	246.5
Provisions	24	2.6	12.0
Long-term debt	12	1,007.7	889.5
Deferred tax liabilities	17	250.3	455.2
Other		2.7	0.2
		1,815.0	1,859.8
Liabilities held for sale	16	62.8	-
Total liabilities		1,877.8	1,859.8
Equity
Common shares	15	3,036.5	2,859.0
Contributed surplus		103.2	100.5
Other reserves		(38.9)	(33.0)
Deficit		(961.3)	(853.3)
Total equity		2,139.5	2,073.2
Total liabilities and equity		4,017.3	3,933.0

See accompanying notes to the consolidated financial statements.

Approved and authorized by the Board of Directors on February 20, 2018

“Ian Pearce”	“Kay Priestly”
Ian Pearce, Director	Kay Priestly, Director

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 5)
Common shares
Balance, beginning of period		2,859.0	2,841.0
Common share issuance	15	176.1	17.6
Shares issued for exercise of options and vested PSUs		1.4	0.4
Balance, end of period		3,036.5	2,859.0
Contributed surplus
Balance, beginning of period		100.5	102.3
Exercise of options and vested PSUs	15	(0.8)	(6.9)
Equity settled share-based payments		3.5	5.4
Reclassification of share-based payments		-	(0.3)
Balance, end of period		103.2	100.5
Other reserves
Balance, beginning of period		(33.0)	2.6
Change in fair value of hedging instruments (net of tax)	14	(0.1)	10.3
Gain (loss) on revaluation of gold stream obligation (net of tax)		(5.8)	(45.9)
Balance, end of period		(38.9)	(33.0)
deficit
Balance, beginning of period		(853.3)	(846.3)
Net earnings		(108.0)	(7.0)
Balance, end of period		(961.3)	(853.3)
Total equity		2,139.5	2,073.2

See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOW

Year ended December 31
(in millions of U.S. dollars)	Note	2017	2016 (Note 5)
Operating activities
Loss from continuing operations		(101.7)	(8.6)
Adjustments for:
Foreign exchange gains	6	(43.8)	(12.0)
Reclamation and closure costs paid	18	(1.4)	(2.4)
Gain on disposal of El Morro stream		(33.0)	-
Impairment of assets and inventory write-down	9, 11	268.4	30.9
Depreciation and depletion		220.6	200.3
Other non-cash adjustments	19	46.4	28.3
Income tax recovery	17	(115.9)	(2.1)
Finance income	6	(1.1)	(1.4)
Finance costs	6	13.2	9.9
		251.7	242.9
Change in non-cash operating working capital	19	40.9	(20.3)
Income taxes paid		(17.6)	2.4
Operating cash flows generated from continuing operations(1)		275.0	225.0
Operating cash flows generated from discontinued operations	16	67.2	57.2
Cash generated from operations		342.2	282.2
Investing activities
Mining interests		(567.0)	(555.9)
Gold price option contract investment costs		(0.9)	(3.5)
Proceeds from the sale of assets		65.3	0.7
Prepayment received on Peak sale, net of transaction costs		2.6	-
Tax on proceeds from disposal of El Morro		-	(0.9)
Interest received		1.0	1.4
Investing cash flows used by continuing operations(1)		(499.0)	(558.2)
Investing cash flows used by discontinued operations	16	(34.6)	(10.4)
Cash used by investing activities		(533.6)	(568.6)
Financing activities
Proceeds received from exercise of options	15	0.6	9.7
Net proceeds received from issuance of common shares		164.7	-
Financing initiation costs		-	(1.0)
Issuance of senior unsecured notes, net of transaction costs	12	294.6	-
Repayment of senior unsecured notes	12	(305.3)	-
Drawdown of Credit Facility	12	130.0	100.0
Cash settlement of gold stream obligation	13	(1.1)	-
Interest paid		(63.7)	(55.3)
Proceeds from gold stream agreement	13	-	75.0
Cash generated by financing activities		219.8	128.4
Effect of exchange rate changes on cash and cash equivalents		1.9	8.4
Change in cash and cash equivalents		30.3	(149.6)
Cash and cash equivalents, beginning of period		185.9	335.5
Cash and cash equivalents, end of period		216.2	185.9
Cash and cash equivalents are comprised of:
Cash		161.3	135.7
Short-term money market instruments		54.9	50.2
		216.2	185.9

1.	For the year ended December 31, 2017 and comparative periods, Peak Mines has been classified as a discontinued operation and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines. Refer to Note 16 for further details.

See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), which achieved commercial production on November 1, 2017, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) and the Peak Mines in Australia (“Peak Mines”) which has been classified as a discontinued operation as at and for the year ended December 31, 2017. The Company also owns the Blackwater project in Canada (“Blackwater”).

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange American under the symbol NGD.

The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. Significant accounting policies

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as “IFRS”.

These consolidated financial statements were approved by the Board of Directors of the Company on February 20, 2018.

(b) Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for those assets and liabilities that are measured at fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of consolidation

Subsidiaries

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiary and has the ability to affect those returns through its power over the Subsidiary.

Associates

Associates are those entities in which the Company has significant influence over the financial and operating policies but not control and that is not a Subsidiary (“Associates”). Significant influence is normally presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The Company’s share of net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method.

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The principal Subsidiaries of the Company are as follows:

Name of subsidiary/associate	Principal activity	Method of accounting	Country of incorporation and operation	Interest as at December 31, 2017	Interest as at December 31, 2016
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%
Peak Gold Mines Pty Ltd.(1)	Mining	Consolidated	Australia	100%	100%
Western Mesquite Mines Inc.	Mining	Consolidated	USA	100%	100%

1.	The Company has entered into an agreement to sell Peak Gold Mines Pty Ltd. As a result, the assets and liabilities associated with this subsidiary have been classified and presented as held-for-sale as at December 31, 2017.

(d) Business combinations and asset acquisitions

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the company and its shareholders in the form of improved earnings, lower costs or other economic benefits.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets when the transactions do not qualify as a business combination under IFRS 3, Business Combinations, as the significant inputs and processes that constitute a business are not identified. The purchase consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition. Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are capitalized as part of the asset acquisition.

(e) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s and Moody’s. In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

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(f) Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form. At operations where ore extracted contains significant amount of metals other than gold, primarily copper or silver, cost is allocated between the joint products on a pro rata basis.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal (silver) contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of weighted average cost and net realizable value.

(g) Mining interests

Mining interests includes mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

Mining properties

The costs associated with mining properties are separately allocated to mineral reserves and mineral resources, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.

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The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves assigned through acquisition. The mineral resource value represents the property interests that are believed to potentially contain economic mineralized material such as measured, indicated, and inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves, and inferred mineral resources in close proximity to proven and probable mineral reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) Greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of mineral resources or exploration potential into mineral reserves.

The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the consolidated income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. The critical judgments included in the determination of the commencement of commercial production are described in Note 3(a)(i). Upon commencement of commercial production, a mining property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimated recoverable proven and probable mineral reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determined that a property is not economically recoverable, the capitalized costs are written off.

The costs associated with the acquisition of land holdings are included within mining interest and are not depleted.

Exploration and evaluation

Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•	The Company controls access to the benefit;
•	Internal project economics are beneficial to the Company;
•	The project is technically feasible; and
•	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment

Plant and equipment consists of buildings and fixtures, and surface and underground fixed and mobile equipment.

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Depreciation and depletion rates of major categories of asset costs

Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable reserves, to which they relate. Management reviews the estimated total recoverable ounces contained in depletable reserves at each financial year end, and when events and circumstances indicate that such a review should be made. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Asset class	Estimated useful life (years)
Building	15 – 17
Plant and machinery	3 – 17
Office equipment	5 – 10
Vehicles	5 – 7
Computer equipment	3 – 5

Capitalized borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.

Stripping costs in surface mining

As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the Statement of Financial Position as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met, the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

Derecognition

Upon sale or abandonment, the cost of the asset and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are recognized in net earnings.

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(h) Impairment of long-lived assets

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or development project has the ability or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, and certain deferred tax balances. Impairment losses are recognized as expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

(i) Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs These costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The costs are discounted to net present value using the risk free rate applicable to the future cash outflows. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

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After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are included in inventory or capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(j) Income taxes

The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax

The tax currently payable is based on taxable earnings for the year. Taxable earnings differ from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the Statement of Financial Position date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the Statement of Financial Position date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in Subsidiaries and Associates except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each Statement of Financial Position date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the consolidated income statement.

Current and deferred tax for the year

Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

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Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regard to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

(k) Foreign currency translation

The individual financial statements of each Subsidiary are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•	The currency that mainly influences labour, material and other costs of providing goods;
•	The currency in which funds from financing activities are generated; and
•	The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:

•	Mining interest and equity method investments using historical exchange rates;
•	Financial instruments measured at fair value through profit or loss using the closing exchange rate as at the Statement of Financial Position date with translation gains and losses recorded in net earnings;
•	Deferred tax assets and liabilities using the closing exchange rate as at the Statement of Financial Position date with translation gains and losses recorded in net earnings;
•	Other assets and liabilities using the closing exchange rate as at the Statement of Financial Position date with translation gains and losses recorded in net earnings; and
•	Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

(l) Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. This requires the calculation of diluted earnings per share by assuming that outstanding stock options and share purchase warrants (“Warrants”) with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.

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(m) Revenue recognition

Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Revenue is recognized based on the estimated fair value of the total consideration receivable. Adjustments to revenue for metal prices and other adjustments are recorded at each period end and on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n) Share-based payments

The Company maintains a Restricted Share Unit (“RSU”) plan, a Performance Share Unit (“PSU”) plan and a stock option plan for employees as well as a Deferred Share Unit (“DSU”) plan for directors.

Cash-settled transactions which include RSUs, DSUs and the cash settled portion of the PSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings or capitalized to the Company’s development projects as appropriate. The fair value of RSUs and PSUs determined at the grant date is recognized over the vesting period in accordance with the vesting terms and conditions. The Company values the liabilities based on the Company’s share price and in addition for PSUs, the correlation between the Company’s total return performance relative to the S&P/TSX Global Gold Index Total Return Index Value. The non-current portion of RSU, DSU and PSU liabilities are included in provisions on the consolidated statement of financial position.

Equity-settled transactions which include the equity settled portion of the PSUs and the stock option plan are measured by reference to the fair value of the awards that are expected to vest at the grant date. Fair value for stock options is determined using a Black-Scholes option-pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. Fair value for the equity settled portion of the PSUs is determined using a Monte Carlo options pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the correlation between the Company’s total return performance relative to the S&P/TSX Global Gold Index Total Return Index Value. The Company believes these models adequately capture the substantive features of the option awards and PSUs, and are appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o) Financial assets

Financial assets are initially measured at fair value and are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets. The classification of assets is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics.

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. The quoted market price used for financial assets held by the Company is the last bid price of the day.

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The Company has categorized its financial assets in accordance with International Financial Reporting Standard 9 (2013), Financial Instruments (“IFRS 9”) into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss

Includes equity investments, gold and copper price contract assets, gold and copper swap contracts, copper forward contracts, and other financial assets designated to this category under the fair value option. The Company has assessed the contractual cash flows of its provisionally priced contracts in accordance with IFRS 9 and has classified these contracts as fair value through profit or loss (“FVTPL”).

Loans and receivables at amortized cost	Includes cash and cash equivalents, and trade receivables at amortized cost.

(p) Financial liabilities

Financial liabilities are accounted for as amortized cost except for those at FVTPL which includes liabilities designated as FVTPL and derivatives. Financial liabilities classified as FVTPL or those which are designated as FVTPL under the fair value option are measured at fair value with unrealized gains and losses recognized in net earnings. In cases where financial liabilities are designated as FVTPL, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations. Financial liabilities at amortized cost are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

The Company has classified its financial liabilities in accordance with IFRS 9 into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss	Includes provisions related to the RSU plans, DSU plans and the cash settled portion of the PSU plans, share purchase warrants, gold and copper price option contract liabilities and gold stream obligation.

Financial liabilities at amortized cost	Includes trade and other payables and long-term debt.

(q) Derivative instruments, including hedge accounting

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

Hedge accounting

Gains and losses for the effective portion of hedging instruments are included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments are included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net earnings or mineral interest, as appropriate in the period when the hedged item is recognized in net earnings in the same line of the consolidated income statement.

The Company previously held diesel fuel swap contracts and Canadian dollars and designated this cash to fund the construction of Rainy River. The Company has designated these instruments as a cash-flow hedge under IFRS 9. The impact of applying hedge accounting is disclosed in Note 14.

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Gold Stream Obligation

The Company has a gold stream agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). For accounting purposes, the Company has determined that the gold stream obligation represents a financing contract with embedded derivatives. The value of the embedded derivatives changes in response to changes in metal prices and in the number of ounces expected to be delivered. As the gold stream obligation has embedded derivatives that would otherwise need to be accounted for separately at FVTPL, the Company has designated the deposit received from Royal Gold as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9. Transaction costs directly attributable to the gold stream obligation were expensed through profit and loss.

Fair value of the gold stream obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk will be recorded in the Consolidated Statement of Comprehensive Loss, as required by IFRS 9 (2013) for financial liabilities designated as at FVTPL. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change in the risk-free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in future metal prices

Provisional pricing

Certain products are “provisionally priced” whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to revenue.

Gold and copper price option contracts

In order to increase cash flow certainty, the Company holds copper price option contracts and previously held gold price option contracts, purchasing put options and selling call options. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces or copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces or copper pounds in excess of the Company’s production for the reporting period are recorded as other gains and losses.

Gold and copper swaps

In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative gold and copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these gold and copper swap agreements are marked to market based on corresponding forward gold and copper prices. The marking to market of gold and copper swap agreements is recorded as an adjustment to revenue.

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Copper forward contracts

The Company previously held copper swap contracts at a fixed price, settling against the London Metals Exchange (“LME”) monthly average price. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. Gains and losses in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

Share purchase warrants

The Company’s warrants with Canadian dollar exercise prices are classified as derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in net earnings for the period. In the second quarter of 2017, the Company’s warrants expired, unexercised.

(r) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired if they are determined to be uncollectible.

(s) Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

3. Critical judgments and estimation uncertainties

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(a) Critical judgments in the application of accounting policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

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There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment has been completed;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore has been achieved.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s Subsidiaries and Associates is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater project, and New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including, but not limited to, the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.

(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, per ounce multiples, unfavourable changes to the legal environment in which the entity operates, significant adverse change to LOM plans and the factors which lead to the carrying amount of the Company’s net assets exceeding its market capitalization. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

As at December 31, 2017, indicators of impairment existed for Rainy River as the Company announced higher expected operating expenses and capital expenditures over the first nine years of operations. The results of the impairment assessment, including the significant estimates and assumptions used, are set out in Note 11.

(v) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

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(vi) Classification of Gold Stream Instruments

The Company holds gold stream agreements with counterparties for the purchase and delivery of gold and silver. Management has assessed these gold stream agreements under the scope of IFRS 9, Financial Instruments as to whether or not the agreements constitute a financial instrument. As the gold stream obligation has embedded derivatives that would otherwise need to be accounted for separately at FVTPL, Management has designated the deposit received from Royal Gold as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9.

(b) Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation

Management values inventory at the weighted average production costs or net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves and resources

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

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(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

4. Future changes in accounting policies

Revenue

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

The Company has evaluated the potential impact of applying IFRS 15, analyzing its sale agreements. The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled, along with the associated costs. Based on the Company’s assessment, the impact of this change on the amount of revenue recognized in a year is not expected to be significant. As a result, the Company does not anticipate any changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company is assessing the effect of adoption of IFRS 16 on its consolidated financial statements.

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5. Revision to prior-year comparatives

In the first quarter of 2017, the Company identified an immaterial error relating to depletion of its New Afton mining interest for the year ended December 31, 2016 resulting in a reduction in 2016 net earnings of $9.7 million.

The quarterly impact on the comparative consolidated income statement is outlined in the table below. The resulting overstatement of the mining interests balance of $15.4 million, overstatement of deferred tax liability of $5.3 million, and understatement of inventories totalling $0.4 million as at December 31, 2016 has been revised in the comparative consolidated statements of financial position and changes in equity, and the associated notes to the consolidated financial statements. There has been no change to the cash flows from operating, investing, and financing activities in the comparative consolidated statements of cash flow.

	Three months ended	Three months ended	Three months ended	Three months ended	Year ended
(in millions of U.S. dollars)	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Impact on net earnings (Loss)
Net earnings (loss) before revision	26.8	(8.8)	5.1	(19.9)	2.7
Revision to depreciation and depletion	(3.4)	(4.1)	(3.4)	(4.1)	(15.0)
Revision to income tax recovery (expense)	2.2	(1.0)	2.4	1.7	5.3
Revision to net earnings (loss)	(1.2)	(5.1)	(1.0)	(2.4)	(9.7)
Revised net earnings (loss)	25.6	(13.9)	4.1	(22.3)	(7.0)
Basic weighted average number of shares outstanding (in millions)	509.6	511.2	513.0	513.3	511.8
Dilution of securities:
Stock options	1.1	-	2.8	-	-
Diluted weighted average number of shares outstanding (in millions)	510.7	511.2	515.8	513.3	511.8
Net earnings (loss) per share before revision:
Basic	0.05	(0.02)	0.01	(0.04)	0.01
Diluted(1)	0.05	(0.02)	0.01	(0.04)	0.01
Impact of revision to net earnings (loss) per share:
Basic	-	(0.01)	-	-	(0.02)
Diluted(1)	-	(0.01)	-	-	(0.02)
Revised net earnings (loss) per share:
Basic	0.05	(0.03)	0.01	(0.04)	(0.01)
Diluted(1)	0.05	(0.03)	0.01	(0.04)	(0.01)

1.	For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

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6. Expenses

(a) Operating expenses by nature

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Operating expenses by nature
Raw materials and consumables	143.0	127.6
Salaries and employee benefits	93.3	84.9
Contractors	43.6	35.0
Repairs and maintenance	23.9	21.1
General and administrative	20.2	14.8
Operating leases	2.9	7.7
Royalties	8.4	6.3
Drilling and analytical	1.3	1.3
Other	3.3	4.3
Total production expenses	339.9	303.0
Less: Production expenses capitalized	(23.0)	(39.7)
Less: Change in inventories and work-in-progress	4.1	12.2
Total operating expenses	321.0	275.5

(b) Finance costs and income

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Finance costs
Interest on senior unsecured notes	54.4	54.0
Interest on Credit Facility	5.9	0.6
Accretion expense on decommissioning obligations (Note 18)	1.3	1.4
Gain on modification of long-term debt (Note 12)	(3.3)	-
Other finance costs	6.2	3.3
	64.5	59.3
Less: amounts included in cost of qualifying assets	(51.3)	(49.4)
Total finance costs	13.2	9.9
Finance income
Interest income	1.1	1.4

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(c) Other gains (losses)

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Other GAINS (losses)
Unrealized gain on share purchase warrants	1.2	0.2
Gain on foreign exchange	43.8	12.0
Gain on disposal of El Morro stream	33.0	-
Other gain on disposal of assets	0.3	0.1
(Loss) gain on revaluation of investments	(0.2)	0.5
Unrealized loss on revaluation of gold stream obligation (Note 13)	(21.8)	(31.1)
Settlement and (loss) gain on revaluation of gold price option contracts	(13.9)	10.5
Loss on revaluation of copper forward contracts and copper price option contracts	(4.4)	0.3
Other	1.2	(0.2)
Total other gains (losses)	39.2	(7.7)

7. Trade and other receivables

As at December 31
(in millions of U.S. dollars)	2017	2016
Trade and other receivables
Trade receivables	3.8	27.4
Sales tax receivable	22.7	11.8
Unsettled provisionally priced concentrate derivatives and copper swap contracts (Note 14)	(1.9)	(4.5)
Other	2.5	2.4
Total trade and other receivables	27.1	37.1

8. Trade and other payables

As at December 31
(in millions of U.S. dollars)	2017	2016
Trade and other payables
Trade payables	60.9	32.0
Interest payable	6.9	8.6
Accruals	79.2	126.4
Current portion of reclamation and closure cost obligations (Note 18)	2.6	0.9
Current portion of gold stream obligation (Note 13)	24.5	-
Derivative liabilities (Note 14)	4.1	1.3
Total trade and other payables	178.2	169.2

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9. Inventories

	As at December 31
(in millions of U.S. dollars)	2017	2016 (Note 5)
Inventories
Heap leach ore(4)	163.1	185.9
Work-in-process(3)	18.5	8.7
Finished goods(1)(3)	16.1	11.5
Stockpile ore(3)	23.8	6.7
Supplies(3)	50.4	40.9
	271.9	253.7
Less: non-current inventories(2)	(78.7)	(103.3)
Total current inventories	193.2	150.4

1.	The amount of inventories recognized in operating expenses for the year ended December 31, 2017 was $302.8 million (2016 - $259.1 million).
2.	Non-current inventories, which include heap leach inventories at Mesquite and low-grade stockpiled inventories at Rainy River, of $78.7 million (December 31, 2016 – $103.3 million) are expected to be recovered after one year.
3.	Rainy River achieved commercial production on November 1, 2017, resulting in Rainy River recognizing inventories as at December 31, 2017.
4.	During the year ended December 31, 2016 the Company wrote down $26.6 million of inventory at Cerro San Pedro of which $24.0 million was included in operating expenses and $2.6 million was included in depreciation and depletion.

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10. Mining interests

	Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2015	1,459.5	1,020.9	875.8	325.5	7.5	3,689.2
Additions	57.0	90.2	32.6	509.9	-	689.7
Disposals	-	-	(13.6)	-	-	(13.6)
Transfers	23.7	6.0	64.3	(94.0)	-	-
Impairments	-	-	-	-	(6.4)	(6.4)
As at December 31, 2016	1,540.2	1,117.1	959.1	741.4	1.1	4,358.9
Additions	88.8	65.8	44.5	529.7	-	728.8
Disposal of El Morro stream	-	(32.0)	-	-	-	(32.0)
Disposals	-	-	(17.0)	-	-	(17.0)
Impairment loss on held-for-sale assets(2)	(48.6)	-	-	-	-	(48.6)
Assets reclassified as held-for-sale(2)	(178.5)	(9.8)	(161.4)	(0.3)	-	(350.0)
Transfers(3)	1,219.5	(580.2)	554.1	(1,213.8)	-	(20.4)
Impairments(4)	(268.4)	-	-	-	-	(268.4)
As at December 31, 2017	2,353.0	560.9	1,379.3	57.0	1.1	4,351.3
Accumulated depreciation
As at December 31, 2015	541.8	-	344.2	-	-	886.0
Depreciation for the year	193.1	-	100.7	-	-	293.8
Disposals	-	-	(12.2)	-	-	(12.2)
As at December 31, 2016(1)	734.9	-	432.7	-	-	1,167.6
Depreciation for the period	161.7	-	102.5	-	-	264.2
Disposals	-	-	(16.2)	-	-	(16.2)
Reclassified as held for sale(2)	(159.3)	-	(105.4)	-	-	(264.7)
As at December 31, 2017	737.3	-	413.6	-	-	1,150.9
CARRYING AMOUNT
As at December 31, 2016(1)	805.3	1,117.1	526.4	741.4	1.1	3,191.3
As at December 31, 2017	1,615.7	560.9	965.7	57.0	1.1	3,200.4

1.	Prior-year period comparatives have been revised as per note 5.
2.	Refer to Note 16 for further information on the assets held for sale.
3.	Effective November 1, 2017, Rainy River achieved commercial production. As a result, the Company transferred amounts capitalized to construction in progress to depletable mining properties and plant & equipment and assets capitalized as non-depletable mining properties were transferred to depletable mining properties. Additionally, on November 1, 2017, the Company transferred $20.4 million related to inventories from construction in progress to current assets.
4.	Refer to note 11 for further information on impairment.

The Company capitalized interest of $51.3 million for the year ended December 31, 2017 (2016 - $49.4 million) to qualifying development projects. The Company’s annualized capitalization rate is 5.44% (2016 – 6.70%).

Disposal of El Morro gold stream asset

In February 2017, the Company disposed of its El Morro gold stream asset for proceeds of $65.0 million which resulted in a net gain of $33.0 million.

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Carrying amount by property as at December 31, 2017:

	As at December 31, 2017
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	521.8	22.9	225.7	15.1	785.5
Mesquite	150.0	-	83.5	2.7	236.2
Cerro San Pedro	0.6	-	-	-	0.6
Rainy River	948.1	0.5	633.6	39.2	1,621.4
Blackwater	-	537.5	14.6	-	552.1
Other(1)	-	1.1	3.5	-	4.6
Carrying amount as at December 31, 2017	1,620.5	562.0	960.9	57.0	3,200.4

1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2016:

	As at December 31, 2016
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	574.4	20.0	247.1	5.2	846.7
Mesquite	170.3	-	98.2	3.1	271.6
Peak Mines	58.6	9.8	52.5	0.3	121.2
Cerro San Pedro	2.0	-	-	-	2.0
Rainy River	-	531.0	109.6	732.8	1,373.4
Blackwater	-	524.3	15.2	-	539.5
El Morro gold stream asset	-	32.0	-	-	32.0
Other(1)	-	1.1	3.8	-	4.9
Carrying amount as at December 31, 2016(2)	805.3	1,118.2	526.4	741.4	3,191.3

1.	Other includes corporate balances and exploration properties.
2.	Prior-year period comparatives have been revised as per note 5.

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11. Impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset or CGU is estimated when an indication of impairment exists. As at December 31, 2017, indicators of impairment existed at the Rainy River CGU.

In January 2018, the Company announced higher expected operating expenses and capital expenditures over Rainy River’s first nine years of operations. The Company has identified the revised operating expense and capital expenditure estimates at Rainy River as an indicator of impairment as at December 31, 2017.

For the year ended December 31, 2017, the Company recorded an after-tax impairment loss of $181.0 million within net loss, as noted below:

Year ended December 31, 2017
(in millions of U.S. dollars)	Rainy River
Impairment charge included within NET LOSS
Rainy River depletable mining properties	268.4
Tax recovery	(87.4)
Total impairment charge after tax	181.0

In the prior year, indicators of impairment existed at the Rainy River CGU and for the Company’s 3% NSR royalty on the production of the Rio Figueroa property (“Rio Figueroa NSR”). The Company had identified the revised capital cost and three-month delay at the Rainy River project and the lack of activity on the Rio Figueroa project as indicators of impairment in the prior year and performed an impairment assessment to determine the recoverable amount of these CGUs at December 31, 2016. In the prior year, an impairment loss of $6.4 million was recorded relating to Rio Figueroa NSR. No impairment loss was recorded at Rainy River in the prior year as the carrying value exceeded the recoverable amount as at December 31, 2016.

For the year ended December 31, 2016, the Company recorded an impairment charge of $6.4 million within net loss, as noted below:

Year ended December 31, 2016
(in millions of U.S. dollars)	Rio Figueroa NSR
Impairment charge included within NET LOSS
Exploration and evaluation assets	6.4

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River, and Blackwater. Other assets consist of corporate assets and exploration properties.

As outlined in Note 2, the Company uses fair value less cost of disposal to determine the recoverable amount of an asset as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy.

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(a) Rainy River CGU:

Key estimates and judgments include production levels, operating costs and other capital expenditures reflected in the Company’s LOM plans, the value of in-situ ounces and land holdings, as well as economic factors beyond management’s control, such as gold and silver prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. The current LOM plan is 14 years. LOM plans use proven and probable mineral reserves only and do not utilize mineral resource estimates for a CGU. When options exist for the future extraction and processing of these resources, an estimate of the value of the unmined mineral resources (also referred to as in-situ ounces) is included in the determination of fair value.

In-situ ounces

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated based on an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies.

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”). The CAPM includes market participants’ estimates for equity risk premium, cost of debt, target debt to equity, risk-free rates and inflation. For the December 31, 2017 impairment analysis, a real discount rate of 4.00% was used (2016 - real discount rate of 5.50%).

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For impairment analysis, the following commodity prices and exchange rate assumptions were used:

As at December 31, 2017			As at December 31, 2016
(in U.S. dollars, except where noted)	2018 - 2022 Average	Long term	2017 - 2021 Average	Long term
Commodity prices
Gold ($/ounce)	1,300	1,300	1,325	1,300
Silver ($/ounce)	19.16	19.25	19.66	20.00
Exchange rates
CAD:USD	1.24	1.24	1.31	1.30

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. Any variation in one or more of the assumptions used to estimate fair value could result in a change in a CGU’s fair value.

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(b) Rio Figueroa NSR:

Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, probability of the project being developed and economic factors beyond management’s control, such as copper prices and discount rates.

(ii) Impact of impairment tests

The Company calculated the recoverable amount of the Rainy River CGU using the fair value less cost of disposal method as noted above. For the year ended December 31, 2017, the Company recorded pre-tax impairment losses of $268.4 million, $181.0 million net of tax, within net loss. The fair value of the Rainy River CGU was negatively impacted by higher expected operating expenses and capital expenditures over the LOM.

For the year ended December 31, 2016, the Company recorded impairment losses of $6.4 million related to the Rio Figueroa NSR, within net loss.

(iii) Sensitivity analysis

After effecting the impairment for the Rainy River CGU, the fair value of this CGU is assessed as being equal to its respective carrying amount as at December 31, 2017. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of the Rainy River CGU at December 31, 2017:

As at December 31, 2017
(in millions of U.S. dollars)	Rainy River
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	235.1
0.5% change in discount rate	25.9
5% change in exchange rate	106.5
5% change in operating costs	90.3
5% change in in-situ ounces	20.2

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12. Long-term debt

Long-term debt consists of the following:

	As at December 31
(in millions of U.S. dollars)	2017	2016
Long-term debt
Senior unsecured notes - due April 15, 2020 (b)	-	296.1
Senior unsecured notes - due November 15, 2022 (a)	494.3	493.4
Senior unsecured notes - due November 15, 2025 (b)	283.4	-
Credit Facility (c)	230.0	100.0
Total long-term debt	1,007.7	889.5

(a) Senior Unsecured Notes – due November 15, 2022

In 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at December 31, 2017, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(b) Senior Unsecured Notes – due May 15, 2025 and Senior Unsecured Notes – due April 15, 2020

On May 18, 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) for net cash proceeds of $294.6 million after transaction costs. The proceeds were used to redeem and purchase for cancellation the $300.0 million principal amount of the previously outstanding senior unsecured notes (“2020 Unsecured Notes”) for which the Company was required to pay a redemption premium of $5.3 million. As a result, total costs paid relating to this refinancing were $10.7 million. Additionally, the Company was required to pay $2.8 million of accrued interest on the 2020 Unsecured Notes on redemption and cancellation.

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This refinancing transaction did not meet the criteria associated with an extinguishment under IFRS 9 as the discounted present value of the cash flows of the 2025 Unsecured Notes was less than 10% different from the present value of the remaining cash flows of the 2020 Unsecured Notes. As a result, the Company recognized a gain on the modification of its financial liability. Transaction costs relating to the 2025 Unsecured Notes have been offset against the carrying amount and are being amortized to net earnings using the effective interest method.

The 2025 Unsecured Notes bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to May 15, 2020 at a redemption price of 100% of the aggregate principal amount of the 2025 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid up to the first call date of May 15, 2020), plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Credit Facility

The Company holds a $400.0 million revolving credit facility (the “Credit Facility”) with a maturity date of August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

In June 2017, the Company amended the Credit Facility’s net debt to Adjusted EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). Following that period, the maximum leverage ratio will be 3.5 : 1.0. As at December 31, 2017, the maximum Leverage Ratio is 4.0 : 1.0.

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Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
	Financial covenant	2017	2016
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.7 : 1	5.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.0 : 1	3.1 : 1	2.6 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to Adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to Adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at December 31, 2017 (December 31, 2016 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to Adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at December 31, 2017 (December 31, 2016 – 0.73%).

As at December 31, 2017, the Company has drawn $230 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $138.8 million as at December 31, 2017 (December 31, 2016 - $122.1 million). Of the issued letters of credit, $16.6 million relate to Peak Mines. Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

The following is a summary of the changes in liabilities arising from financing activities for the year ended December 31, 2017:

	As at December 31, 2016	Borrowings	Repayments	Fair Value changes	Interest & Accretion	Foreign Exchange	As at December 31, 2017
Liabilities arising from financing actvities
Long-term debt	889.5	424.6	(305.3)	(3.3)	2.2	-	1,007.7
Interest payable(1)	8.6	-	(59.8)	-	58.1	-	6.9
Gold stream obligation	246.5	-	(2.4)	29.4	-	-	273.5
Total	1,144.6	424.6	(367.5)	26.1	60.3	-	1,288.1
1.	For the purposes of this reconciliation, interest paid for the year ended December 31, 2017 excludes $3.9 million in standby fees on the Credit Facility and fees on the Company’s issued letters of credit.

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13. Gold stream obligation

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from the Rainy River project up to a total of 230,000 ounces of gold and then 3.25% of the project’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the project’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9 (2013). Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive loss. The gold stream obligation contained a maximum leverage ratio covenant (net debt to EBITDA) of 3.5 : 1.0, with the exception that the net leverage covenant limit is permitted to be increased to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. Furthermore, the leverage ratio contained in the above agreement with Royal Gold has also been adjusted to match the revised maximum leverage ratio under the Credit Facility, up to March 31, 2018.

The following is a summary of the changes in the Company’s gold stream obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2015	147.6
Fair value adjustments related to changes in the Company’s own credit risk(1)	67.8
Other fair value adjustments(2)	31.1
Balance, December 31, 2016	246.5
Settlements during the period(3)	(2.4)
Fair value adjustments related to changes in the Company’s own credit risk(1)	7.6
Other fair value adjustments(2)	21.8
Balance, December 31, 2017	273.5
Less: current portion of gold stream obligation	(24.5)
Non-current portion of gold stream obligation	249.0
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.
3.	Of the total $2.4 million in settlements, $1.3 million is unpaid and included in accruals as at December 31, 2017.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

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14. Derivative instruments

	As at December 31
(in millions of U.S. dollars)	2017	2016
DERIVATIVE ASSETS
Gold price option contracts	-	17.6
Diesel swap contracts	-	0.1
Copper forward contracts	-	0.3
Total derivative assets	-	18.0
DERIVATIVE LIABILITIES
Share purchase warrants(1)	-	1.3
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	1.9	4.5
Copper price option contracts(3)	4.1	-
Total derivative liabilities	6.0	5.8
1.	On June 28, 2017, New Gold’s share purchase warrants expired, unexercised. As at December 31, 2016, share purchase warrants were included in trade and other payables.
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.
3.	Copper price option contracts are included within trade and other payables in the statement of financial position.

(a) Hedging instruments

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Effective portion of change in fair value of hedging instruments
Foreign exchange gain on cash and cash equivalents designated as hedging instruments	-	4.9
Reclassification of realized foreign exchange gain on cash and cash equivalents designated as hedging instrument	-	3.2
Unrealized (loss) gain on diesel swap contracts (i)	(0.4)	1.2
Realized loss on settlement of diesel swap contracts (i)	0.3	2.5
Deferred income tax related to hedging instruments	-	(1.5)
Total hedging gains (losses) in other comprehensive income	(0.1)	10.3

(i) Diesel swap contracts

In 2015, the Company entered into diesel swap contracts to hedge diesel cost at Mesquite. Realized gains and losses are reclassified from other comprehensive income to operating expenses as diesel is consumed at the mine site.

The Company realized a loss of $0.3 million on settlement of 1.0 million gallons for the year ended December 31, 2017 (2016 – loss of $2.5 million on 5.5 million gallons). The hedge was fully settled as at June 30, 2017.

(b) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at December 31, 2017. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

42

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

Year ended December 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
Gain (LOSS) on the provisional pricing of concentrate sales
Realized	1.9	10.0	11.9
Unrealized	0.1	4.1	4.2
Total gain (loss)	2.0	14.1	16.1

Year ended December 31, 2016
(in millions of U.S. dollars)	Gold	Copper	Total
(Loss) Gain on the provisional pricing of concentrate sales
Realized	2.8	6.8	9.6
Unrealized	(1.5)	6.0	4.5
Total (loss) gain	1.3	12.8	14.1

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

Year ended December 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
Gain (loss) on swap contracts
Realized	(2.0)	(16.8)	(18.8)
Unrealized	(0.3)	(5.8)	(6.1)
Total gain (loss)	(2.3)	(22.6)	(24.9)

Year ended December 31, 2016
(in millions of U.S. dollars)	Gold	Copper	Total
Gain (loss) on swap contracts
Realized	(2.6)	(4.1)	(6.7)
Unrealized	1.4	(10.3)	(8.9)
Total gain (loss)	(1.2)	(14.4)	(15.6)

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The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

As at December 31
	2017	2016
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	2.0	4.0
Copper pounds (millions)	1.6	3.0

(c)  Gold price option contracts

In March 2016, the Company entered into gold price option contracts by purchasing put options at a strike price of $1,200 per ounce and selling call options at a strike price of $1,400 per ounce for 270,000 ounces of gold production between April 2016 and December 2016 (“gold price option contracts”). In September 2016, the Company entered into a second tranche of gold price option contracts by purchasing put options at a strike price of $1,300 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between January 2017 and June 2017. In June 2017, the Company entered into a third tranche of gold price option contracts by purchasing put options at a strike price of $1,250 per ounce and selling call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between July 2017 and December 2017. The Company incurred investment costs of $0.9 million in June 2017 relating to this third tranche of gold price option contracts.

The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position within ‘derivative assets’.

For the year ended December 31, 2017, the Company exercised put options for 140,000 ounces and recognized $7.5 million within revenue and earnings from discontinued operations. For the year ended December 31, 2017, the Company recognized a loss of $11.0 million relating to the gold price option contracts, which includes the settlement and loss on revaluation of the gold price option contracts of $13.9 million as per note 6 and $4.6 million included in loss from discontinued operations, net of the amount included in revenue. As at December 31, 2017, the contracts have expired. No further gold price option contracts have been entered into for 2018.

(d)  Copper forward contracts

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017 at a fixed price of $2.52 per pound. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. Copper swaps settle against the London Metals Exchange monthly average price. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses on settlement of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The settlement on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its copper forward contracts on the consolidated statements of financial position within ‘trade and other payables’. As at December 31, 2017, all copper forward contracts have expired. For the year ended December 31, 2017, the Company recognized a loss of $0.3 million related to copper forward contracts.

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(e)  Copper price option contracts

In October 2017, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018 (“copper price option contracts”). Consistent with the accounting treatment of the gold price option contracts described above, the call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
COPPER price option contracts outstanding
Copper call contracts - sold	27,600 tonnes	January – December 2018	3.37	(7.8)
Copper put contracts - purchased	27,600 tonnes	January – December 2018	3.00	3.7
1.	The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

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15. Share capital

At December 31, 2017, the Company had unlimited authorized common shares and 578.6 million common shares outstanding.

(a) No par value common shares issued

Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2015	509,469	2,841.0
Exercise of options and vested performance share units	3,827	16.3
Issuance of shares under First Nations agreements and land purchases	329	1.3
Acquisition of Bayfield Ventures Corp.	84	0.4
Balance at December 31, 2016	513,709	2,859.0
Issuance of common shares on equity offering(1)	61,740	166.6
Issuance of common shares under First Nations agreements	2,767	9.5
Exercise of options and vested performance share units (i)	420	1.4
Balance at December 31, 2017	578,636	3,036.5

1.	On March 10, 2017, the Company closed a bought deal financing and related agreements and issued 61.7 million common shares at a price of $2.80 per share. Proceeds of $172.9 million are included within equity net of equity issuance costs of $8.2 million and the associated deferred tax recovery of $1.9 million.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Share-based payment expenses
Stock option expense (i)	2.6	3.6
Performance share unit expense (ii)	1.4	3.5
Restricted share unit expense(1)(iii)	1.2	2.7
Deferred share unit expense (iv)	1.0	0.7
Common shares issued under First Nations agreements(2)	2.1	-
Total share-based payment expenses	8.3	10.5
1.	For the year ended December 31, 2017, $1.1 million (2016 - $2.2 million) of restricted share unit expense and $2.1 million (2016 – nil) of common shares issued under First Nations agreements expense was recognized in operating expenses.
2.	For the years ended December 31, 2017 and 2016, common shares issued under First Nations agreements prior to the commencement of commercial production at Rainy River have been capitalized to mining interests.

(i) Stock options

Under the Company’s Stock Option Plan (the “Plan”), the maximum number of shares reserved for exercise of all options granted by the Company under the Plan and for all other security-based compensation arrangements, other than the performance share units, must not exceed 3.5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of certain options granted under the Plan is the five-day volume weighted average share price preceding the grant date. Other options have the exercise price equal to the share price on the date of issuance. Options granted under the Plan expire no later than the fifth or seventh anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. Options granted under the Plan are settled for equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

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The following table presents changes in the Plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
Changes to the plan
Balance at December 31, 2015	16,998	5.76
Granted	2,676	4.42
Exercised	(3,626)	3.49
Forfeited	(1,014)	8.16
Expired	(179)	10.74
Balance at December 31, 2016	14,855	5.84
Granted	1,957	3.88
Exercised	(235)	3.31
Forfeited	(985)	5.01
Expired	(2,505)	8.87
Balance at December 31, 2017	13,087	5.08

The weighted average fair value of the stock options granted during the year ended December 31, 2017 was C$1.69 (2016 – C$1.67). Options were priced using a Black-Scholes option-pricing model. Expected volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model:

	Year ended December 31
	2017	2016
Grant price	C$3.88	C$4.44
Expected dividend yield	-	-
Expected volatility	54.2%	49.8%
Risk-free interest rate	1.57%	1.37%
Expected life of options	4.4 years	3.7 years
Fair value	C$1.69	C$1.67

At December 31, 2017 the Company had 8.7 million stock options that were exercisable with a weighted average exercise price of C$5.65 (2016 – 8.7 million with a weighted average exercise price of C$6.99). For the year ended December 31, 2017, the weighted average share price on the date of exercise was C$4.16 (2016 – C$5.47). The options vest one third per year over a three-year period beginning on the first anniversary of the grant date.

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The following table summarizes information about the stock options outstanding as at December 31, 2017:

	Options outstanding			Options exercisable
	Weighted avg. remaining contractual life	Number of options outstanding	Weighted avg. exercise price	Weighted avg. remaining contractual life	Number of options outstanding	Weighted avg. exercise price
Exercise price C$	(years)	(000s)	C$	(years)	(000s)	C$
3.00 - 3.99	3.5	4,925.4	3.55	2.7	2,023.0	3.35
4.00 - 4.99	2.8	3,985.3	4.52	2.3	2,695.2	4.64
5.00 - 5.99	2.5	622.0	5.64	1.9	392.5	5.60
6.00 - 6.99	1.1	1,269.0	6.34	1.1	1,269.0	6.34
7.00 - 7.99	0.1	1,443.8	7.65	0.1	1,443.8	7.65
10.00 - 10.99	0.1	842.0	10.02	0.1	842.0	10.02
Total options	2.4	13,087.5	5.08	1.6	8,665.5	5.65

(ii) Performance share units

Performance share units (“PSUs”) are issued under the Company’s Long-Term Incentive Plan (“LTIP”). PSUs vest on the entitlement date, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, at the time PSUs are granted, the Board makes the payment of such PSU subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date.

For all PSUs granted to date, the number of shares to be issued or the amount of cash to be paid on the Entitlement Date of PSUs will vary based on “Achieved Performance”.  The Achieved Performance is a percentage from 50% to 150% that is multiplied by the number of PSUs granted to determine the number of shares to be issued and/or the amount of cash to be paid on the Entitlement Date.  Achieved Performance is calculated based on the difference (the “TSR Difference”) between New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e. New Gold’s TSR minus Index TSR) for each of four Measurement Periods (described below).  The Measurement Periods are as follows: (i) the first calendar year after the year of service to which the award relates; (ii) the second calendar year after the year of service to which the award relates; (iii) the period beginning at the start of the third calendar year after the year of service to which the award relates, but ending on a date before the relevant Entitlement Date (in order to allow sufficient time to calculate the Achieved Performance and, consequently, the number shares to be issued and/or cash to be paid on the Entitlement Date); and (iv) the period beginning on the first day of the first Measurement Period and ending on the last day of the third Measurement Period. The four Measurement Periods are equally weighted in determining the Achieved Performance for a particular PSU grant.

If New Gold’s TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%.  Similarly, if New Gold’s TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%.  For the PSUs, the minimum Achieved Performance for any Measurement Period is 50% and the maximum is 150%.  To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 20% (i.e., New Gold’s TSR minus the Index TSR ≥ 20%).

On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSUs and the Achieved Performance; or (ii) by the issuance of the equivalent number of common shares of New Gold as the number of PSUs multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSUs that can only be satisfied by the issuance of common shares from treasury or by a cash payment or by a combination thereof.

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The table below presents changes to the number of PSUs outstanding under the LTIP. The LTIP includes PSUs and restricted share units (“RSUs”).

(iii) Restricted share units

RSUs are granted under the LTIP. Each RSU allows the recipient, subject to certain plan restrictions, to receive cash on the vesting date equal to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the vesting date. RSUs vest in three equal annual instalments commencing no later than 12 months from the end of the year for which the performance is being rewarded. As the Company is required to settle RSUs in cash, it will record an accrued liability and record a corresponding compensation expense. The RSU is a financial instrument that will be fair valued at each reporting date based on the five-day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period. It is expected that the liability will be included in the determination of net earnings over the next 1.7 years (2016 – 1.7 years). The table below presents changes to the number of RSUs outstanding under the LTIP.

(iv) Deferred share units

In 2010, the Company established a deferred share unit (“DSU”) plan for the purposes of strengthening the alignment of interests between eligible directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares.

A director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company for any reason. On termination, the Company is required to redeem each DSU held by the director for payment in cash, being the product of: (i) the number of DSUs held by the director on ceasing to be a director and (ii) the greater of either (a) the weighted average trading price or (b) the average of daily high and low board lot trading prices of the Company’s common shares on the TSX for the five consecutive trading days immediately prior to the date of termination.

As the Company is currently required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. DSUs are financial instruments that will be fair valued at each reporting date based on the Company’s share price. The table below presents changes to the LTIP and DSU plan:

(in thousands of units)	PSU ( # of units)	RSU ( # of units)	DSU ( # of units)
Changes to the LTIP and DSU plan
Balance at December 31, 2015	3,775	3,451	375
Granted	849	1,577	98
Settled/Exercised	(542)	(1,315)	(50)
Forfeited	(394)	(369)	-
Balance at December 31, 2016	3,688	3,344	423
Granted	625	1,134	283
Settled/Exercised	(635)	(1,281)	-
Forfeited	(914)	(669)	-
Balance at December 31, 2017	2,764	2,528	706

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(c) Loss per share

The following table sets out the calculation of diluted earnings per share:

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2017	2016
Calculation of diluted EARNINGS per share
Loss from continuing operations	(101.7)	(8.6)
Net loss	(108.0)	(7.0)
Basic weighted average number of shares outstanding (in millions)	564.7	511.8
Dilution of securities:
Stock options	-	-
Diluted weighted average number of shares outstanding (in millions)	564.7	511.8
Loss from continuing operations per share:
Basic	(0.18)	(0.02)
Diluted	(0.18)	(0.02)
Net loss per share:
Basic	(0.19)	(0.01)
Diluted	(0.19)	(0.01)

The following table lists the equity securities excluded from the calculation of diluted loss per share. Such equity securities were excluded as their respective exercise prices exceeded the average market price of the Company’s common shares of C$4.22 for the year ended December 31, 2017 (2016 – C$5.26).

Year ended December 31
(in millions of units)	2017	2016
Equity securities excluded from the calculation of diluted earnings per share
Stock options	13.1	6.2
Warrants(1)	-	27.9

1.	On June 28, 2017, New Gold’s share purchase warrants expired, unexercised.

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16. Discontinued operations

In July 2017, the Company began a process for the sale of Peak Mines, its gold-copper mine located in Australia and upon commencement of the process met the criteria as a discontinued operation under IFRS 5. In November 2017, the Company entered into a binding agreement to sell Peak Mines and expects a sale within the first quarter of 2018. In conjunction with the agreement, the Company has received a $3.0 million prepayment from the buyer which has been recorded as a deferred benefit within current liabilities on the consolidated statement of financial position.

For the year ended December 31, 2017, the net loss from Peak Mines is reported as loss from discontinued operations. Total assets and liabilities of Peak Mines (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities of held-for-sale, respectively, as at December 31, 2017 without restatement of the prior-year period comparative amounts. Upon classification of Peak Mines as held-for-sale, the Company ceased recognizing depreciation and depletion at Peak Mines for the year ended December 31, 2017.

As at December 31, 2017, the Company has measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the fair value and an estimate of the disposal costs were used as the basis for the costs to sell. In performing this assessment, the Company concluded that the expected fair value less costs to sell of Peak Mines was lower than the carrying value. As a result, the Company recognized a pre-tax impairment loss of $49.0 million for the year ended December 31, 2017, inclusive of $0.4 million in incurred transaction costs to date (net of tax – $34.0 million). This impairment loss was entirely allocated to Peak Mines’ Mining Interests.

The net (loss) earnings from Peak Mines for the year ended December 31, 2017 are as follows:

	Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2017	2016
Revenues	170.5	161.0
Operating expenses	94.4	90.3
Depreciation and depletion(1)	24.6	70.3
Revenue less cost of goods sold	51.5	0.4

Exploration and business development	4.8	6.0
Earnings (loss) from operations	46.7	(5.6)

Finance costs	(0.8)	(0.6)
Other (losses) gains	(2.9)	3.9
Impairment loss on held-for-sale assets	(49.0)	-
Loss before taxes	(6.0)	(2.3)
Income tax (expense) recovery	(0.3)	3.9
(Loss) earnings from discontinued operations	(6.3)	1.6

1.	Depreciation and depletion relates to Peak Mines prior to reclassification as a discontinued operation.

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The major classes of assets and liabilities of Peak Mines are as follows:

As at December 31
(in millions of U.S. dollars)	2017
Assets
Trade and other receivables	3.4
Inventories	10.0
Current income tax receivable	-
Prepaid expenses and other	1.1
Mining interests	85.3
Deferred tax assets	9.2
Total assets held for sale	109.0
Liabilities
Trade and other payables	16.9
Current income tax payable	7.7
Reclamation and closure cost obligations	18.0
Provisions	9.1
Deferred tax liabilities	11.1
Total liabilities held for sale	62.8
Net assets held for sale	46.2

The following table provides details of the cash flow from operating and investing activities of Peak Mines for the year ended December 31, 2017 and prior-year comparative periods:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Operating activities
Earnings from discontinued operations	(6.3)	1.6
Adjustments for:
Reversal of inventory write-down	(0.4)	-
Foreign exchange losses (gains)	(2.1)	0.3
Reclamation and closure costs paid	(0.1)	(0.1)
Depreciation and depletion	24.6	70.3
Other non-cash adjustments	5.1	(3.9)
Income tax (recovery) expense	0.3	(3.9)
Finance costs	0.8	0.6
Impairment loss on held-for-sale assets	49.0	-
	70.9	64.9
Change in non-cash operating working capital	2.1	0.7
Income taxes paid	(5.8)	(8.4)
Cash generated from operations	67.2	57.2
Investing activities
Mining interests	(34.7)	(11.1)
Proceeds from the sale of assets	0.1	0.7
Cash used by investing activities	(34.6)	(10.4)
Change in cash and cash equivalents	32.6	46.8

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17. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016 (Note 5)
Current income and mining tax expense
Canada	2.8	(1.8)
Foreign	12.2	15.1
Adjustments in respect of prior year	0.1	(4.6)
	15.1	8.7
Deferred income and mining tax expense (recovery)
Canada	(87.7)	1.4
Foreign	(42.0)	(18.1)
Adjustments in respect of prior year	(1.3)	5.9
	(131.0)	(10.8)
Total income tax expense (recovery)	(115.9)	(2.1)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016 (Note 5)
Loss before taxes	(217.6)	(10.7)
Canadian federal and provincial income tax rates	26.3%	25.8%
Income tax (recovery) expense based on above rates	(57.2)	(2.8)
Increase (decrease) due to
Permanent differences	(11.0)	(4.3)
Different statutory tax rates on earnings of foreign subsidiaries	(11.7)	0.8
Foreign exchange on non-monetary assets and liabilities	(7.4)	(10.1)
Other foreign exchange differences	(1.6)	8.2
Prior years’ adjustments relating to tax provision and tax returns	(1.2)	1.3
Canadian mining tax	10.9	0.4
Mexican special duty tax	0.3	0.6
Withholding tax	1.3	0.3
Change in tax rates	(31.5)	-
Change in unrecognized deferred tax assets	2.0	1.2
Disposal of El Morro gold stream asset	(8.4)	-
Other	(0.4)	2.3
Income tax expense (recovery)	(115.9)	(2.1)

The Company’s statutory tax rate has increased from 25.8% in 2016 to 26.3% in 2017. The increase primarily resulted from an increase in the income tax rate of British Columbia from 11.5% to 12.0%.

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The following tables provide analysis of the deferred tax assets and liabilities as at December 31, 2017:

	As at December 31, 2017
(in millions of U.S. dollars)	Canada	USA	Australia(1)	Mexico	Total
Deferred tax assets
Unused non-capital losses	-	3.5	-	-	3.5
Property, plant and equipment	60.6	-	-	-	60.6
Gold stream obligation	24.3	-	-	-	24.3
Investment tax credits / government assistance	18.2	-	-	-	18.2
Alternative minimum tax credits	-	27.0	-	-	27.0
Decommissioning obligations	22.2	-	-	-	22.2
Derivative Instruments/Hedging	2.9	-	-	-	2.9
Ontario Mining Tax	6.1	-	-	-	6.1
Accrued liabilities and provisions	1.3	(0.1)	-	-	1.2
Other	5.6	-	-	-	5.6
	141.2	30.4	-	-	171.6
Deferred tax liabilities
Mining interests	(144.5)	(29.3)	-	-	(173.8)
Property, plant and equipment	-	(24.0)	-	-	(24.0)
Investment tax credits / government assistance	-	-	-	-	-
Decommissioning obligations	-	(5.7)	-	-	(5.7)
British Columbia Mining Tax	(36.6)	-	-	-	(36.6)
Mexican Mining Royalty	-	-	-	(0.1)	(0.1)
Other	(6.4)	(3.7)	-	-	(10.1)
	(187.5)	(62.7)	-	(0.1)	(250.3)
Deferred income tax liabilities, net	(46.3)	(32.3)	-	(0.1)	(78.7)

1.	As at December 31, 2017, the deferred tax asset and deferred tax liability at Peak Mines are included in assets held-for-sale and liabilities held-for-sale, respectively.

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	As at December 31, 2016
(in millions of U.S. dollars)	Canada	USA	Australia	Mexico	Total
Deferred tax assets
Unused non-capital losses	-	14.9	-	-	14.9
Property, plant and equipment	92.4	-	6.6	-	99.0
Investment tax credits / government assistance	48.1	-	-	-	48.1
Alternative minimum tax credits	-	15.8	-	-	15.8
Decommissioning obligations	9.4	5.5	4.1	-	19.0
Derivative Instruments/Hedging	19.8	(0.1)	-	-	19.7
Accrued liabilities and provisions	2.3	0.5	3.3	0.4	6.5
Other	1.3	0.1	-	0.5	1.9
	173.3	36.7	14.0	0.9	224.9
Deferred tax liabilities
Mining interests	(276.5)	(51.1)	(24.8)	-	(352.4)
British Columbia Mining Tax	-	(45.2)	-	(5.4)	(50.6)
Ontario Mining Tax	(35.1)	-	-	-	(35.1)
Derivative instruments	(4.2)	-	-	-	(4.2)
Mexican Mining Royalty	-	-	-	(0.4)	(0.4)
Other	-	(16.5)	(1.3)	5.3	(12.5)
	(315.8)	(112.8)	(26.1)	(0.5)	(455.2)
Deferred income tax liabilities, net(1)	(142.5)	(76.1)	(12.1)	0.4	(230.3)

1.	Prior period comparatives have been revised as per note 5.

The following table outlines the movement in the net deferred tax liabilities:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016 (Note 5)
Movement in the net deferred tax liabilities
Balance at the beginning of the year	(230.3)	(275.5)
Recognized in net loss	139.2	20.0
Recognized in other comprehensive income	1.8	20.4
Recognized as reduction in mineral properties	(43.6)	(6.9)
Recognized as foreign exchange	50.3	12.0
Other	2.0	(0.3)
Reclassified as held-for-sale	1.9	-
Total movement in the net deferred tax liabilities	(78.7)	(230.3)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deductible temporary differences on the following losses by country:

•	Canadian income tax losses of $0.6 million expiring between 2018 to 2036;
•	Canadian capital loss carry-forwards of $41.3 million with no expiry date; and
•	Other loss carry-forwards of $20.4 million with varying expiry dates.

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In addition to the above, the Company did not recognize net deductible temporary differences and tax credits in the amount of $196.6 million (2016 - $240.9 million) on other temporary differences.

The Company has $123.2 million (2016 - $114.6 million) of temporary differences associated with investment in Subsidiaries on which deferred tax liabilities have not been recognized.

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors that the Company considers, but are not limited to, are:

•	Historic and expected future taxable income;
•	Any tax planning that can be implemented to realize the tax assets; and
•	The nature, amount and timing and reversal of taxable temporary differences.

Future income is impacted by changes in market gold, copper and silver prices as well as forecasted future costs and expenses to produce gold and copper reserves. In addition, the quantities of proven and probable gold and copper reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

On December 22, 2017, the Tax Cuts and Jobs Act (“tax reform”) was signed into law in the United States. Tax reform lowered the U.S. Federal corporate tax rate from 35% to 21% and made numerous other tax law changes. The change in tax law required the Company to remeasure existing net deferred tax liabilities using the lower rate in the period of enactment resulting in an income tax benefit of approximately $32.6 million to reflect these changes in the year ended December 31, 2017. These estimates may require adjustments based on additional guidance that may be issued by the U.S. Government and as further clarification and interpretations become available. Subsequent adjustments would typically be accounted for as a change in estimate.

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18. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2015	7.9	7.4	13.2	14.2	17.8	8.3	68.8
Reclamation expenditures	-	-	-	-	(2.6)	-	(2.6)
Unwinding of discount	0.2	0.1	0.2	0.3	0.7	0.2	1.7
Revisions to expected cash flows	11.8	(0.1)	0.2	(0.7)	4.2	0.1	15.5
Foreign exchange movement	0.1	0.2	-	(0.1)	(2.0)	0.3	(1.5)
Balance – December 31, 2016	20.0	7.6	13.6	13.7	18.1	8.9	81.9
Less: current portion of closure costs (Note 8)	-	-	-	(0.1)	(0.8)	-	(0.9)
Non-current portion of closure costs	20.0	7.6	13.6	13.6	17.3	8.9	81.0
Balance – December 31, 2016	20.0	7.6	13.6	13.7	18.1	8.9	81.9
Reclamation expenditures	-	(0.2)	-	(0.1)	(1.0)	(0.1)	(1.4)
Unwinding of discount	0.4	0.2	0.3	0.4	0.2	0.2	1.7
Revisions to expected cash flows	41.4	3.2	6.6	3.1	1.2	(0.3)	55.2
Foreign exchange movement	1.6	0.8	-	1.1	0.7	0.7	4.9
Less: amounts reclassified as held for sale	-	-	-	(18.2)	-	-	(18.2)
Balance – December 31, 2017	63.4	11.6	20.5	-	19.2	9.4	124.1
Less: current portion of closure costs (Note 8)	-	-	(0.2)	-	(2.4)	-	(2.6)
Non-current portion of closure costs	63.4	11.6	20.3	-	16.8	9.4	121.5

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.

For the year ended December 31, 2017, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase of $55.2 million (year ended December 31, 2016 – $15.5 million), which primarily related to Rainy River and Mesquite. Key drivers of the Rainy River liability increase of $41.4 million include advancement of the processing plant site area, construction of tailings management area, placement of mine rock and other additional obligations related to significant project advancement achieved during the period as the project continued to advance to commercial production. The key driver of the Mesquite liability increase of $6.6 million was increased requirements for reclamation sloping on waste rock, increasing the amount of earthworks required.

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The majority of the expenditures are expected to occur between 2022 and 2031. The discount rates used in estimating the site reclamation and closure cost obligations were between 1.9% and 6.0% for the year ended December 31, 2017 (2016 – 1.4% and 6.0%), and the inflation rate used was between 1.7% and 3.3% for the year ended December 31, 2017 (2016 – 1.0% and 3.3%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2017, letters of credit totalling $137.8 million (2016 - $113.0 million) and surety bonds totalling $19.6 million (2016 - $14.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose with the increase in 2017 related to the Rainy River project. The letters of credit are secured by the revolving Credit Facility (Note 12 (c)), and the annual fees are 1.50% of the value of the outstanding letters of credit.

19. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Change in non-cash operating working capital
Trade and other receivables	15.1	(13.9)
Inventories	2.8	(8.8)
Prepaid expenses and other	(1.5)	1.8
Trade and other payables	24.5	0.5
Total change in non-cash operating working capital	40.9	(20.3)

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
other Non-cash adjustments
Unrealized loss on share purchase warrants	(1.2)	(0.2)
Unrealized loss on concentrate contracts	1.9	4.5
Equity settled share-based payment expense	5.7	5.4
Gain on disposal of assets	(0.3)	(0.1)
Settlement and loss (gain) on revaluation of gold price option contracts	13.9	(10.5)
Unrealized loss on gold stream obligation	21.8	31.1
Unrealized loss on copper forward contracts and copper price option contracts	4.4	-
Other non-cash adjustments	0.2	(1.9)
Total other non-cash adjustments	46.4	28.3

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20. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2017
(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(4)	Total
Operating segment results
Gold revenues	33.6	94.1	215.7	42.5	-	-	-	385.9
Copper revenues	-	203.8	-	-	-	-	-	203.8
Silver revenues	0.7	4.1	-	9.9	-	-	-	14.7
Total revenues(2)	34.3	302.0	215.7	52.4	-	-	-	604.4
Operating expenses	38.5	107.1	122.7	52.7	-	-	-	321.0
Depreciation and depletion	14.1	139.3	60.2	6.7	-	-	-	220.3
Revenue less cost of goods sold	(18.3)	55.6	32.8	(7.0)	-	-	-	63.1
Corporate administration	-	-	-	-	23.7	-	-	23.7
Corporate restructuring	-	-	-	-	4.2	-	-	4.2
Share-based payment expenses	-	-	-	-	5.1	-	-	5.1
Asset impairment	268.4	-	-	-	-	-	-	268.4
Exploration and business development	2.2	1.4	-	-	0.6	2.2	-	6.4
(Loss) income from operations	(288.9)	54.2	32.8	(7.0)	(33.6)	(2.2)	-	(244.7)
Finance income	-	-	-	0.2	0.9	-	-	1.1
Finance costs	(1.7)	(1.0)	(0.4)	(0.5)	(9.4)	(0.2)	-	(13.2)
Other gains (losses) (3)	12.2	2.4	(7.4)	(1.2)	0.3	32.9	-	39.2
(Loss) earnings before taxes	(278.4)	55.6	25.0	(8.5)	(41.8)	30.5	-	(217.6)
Income tax recovery (expense)	86.0	(0.2)	31.3	(0.7)	2.9	(3.4)	-	115.9
(Loss) earnings (from continuing operations	(192.4)	55.4	56.3	(9.2)	(38.9)	27.1	-	(101.7)
Loss from discontinued operations, net of tax	-	-	-	-	-	-	(6.3)	(6.3)
Net (loss) earnings	(192.4)	55.4	56.3	(9.2)	(38.9)	27.1	(6.3)	(108.0)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year ended December 31, 2017.
3.	Other gains (losses) include foreign exchange revaluation, and a $33.0 million net gain on the disposal of the El Morro stream.
4.	Refer to Note 16 for further information on discontinued operations.

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Year ended December 31, 2016
(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(4)	Total
Operating segment results
Gold revenues	-	110.4	141.7	79.7	-	-	-	331.8
Copper revenues	-	172.4	-	-	-	-	-	172.4
Silver revenues	-	4.4	-	14.2	-	-	-	18.6
Total revenues(2)	-	287.2	141.7	93.9	-	-	-	522.8
Operating expenses	-	104.8	71.5	99.2	-	-	-	275.5
Depreciation and depletion(3)	-	152.3	38.9	8.9	-	-	-	200.1
Revenue less cost of goods sold	-	30.1	31.3	(14.2)	-	-	-	47.2
Corporate administration	-	-	-	-	22.9	-	-	22.9
Share-based payment expenses	-	-	-	-	8.3	-	-	8.3
Asset impairment	-	-	-	-	-	6.4	-	6.4
Exploration and business development	-	2.1	1.9	-	0.4	(0.3)	-	4.1
Income (loss) from operations	-	28.0	29.4	(14.2)	(31.6)	(6.1)	-	5.5
Finance income	-	-	-	0.7	0.7	-	-	1.4
Finance costs	-	(0.7)	(0.4)	(0.9)	(7.7)	(0.2)	-	(9.9)
Other gains (losses)	-	5.3	5.5	(6.7)	(21.8)	10.0	-	(7.7)
Earnings (loss) before taxes	-	32.6	34.5	(21.1)	(60.4)	3.7	-	(10.7)
Income tax recovery (expense)(3)	-	21.9	(0.1)	5.5	(2.7)	(22.5)	-	2.1
Earnings (loss) from continuing operations	-	54.5	34.4	(15.6)	(63.1)	(18.8)	-	(8.6)
Earnings from discontinued operations, net of tax	-	-	-	-	-	-	1.6	1.6
Net earnings (loss)	-	54.5	34.4	(15.6)	(63.1)	(18.8)	1.6	(7.0)

1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year ended December 31, 2016.
3.	Prior period comparatives have been revised as per note 5.
4.	Refer to Note 16 for further information on discontinued operations

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(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditures(1)
	As at December 31	As at December 31	As at December 31	As at December 31	Year ended December 31
(in millions of U.S. dollars)	2017	2016(3)	2017	2016(3)	2017	2016(3)
Segmented assets and liabilities
Rainy River	1,774.2	1,505.1	454.4	545.6	499.3	466.4
New Afton	874.5	961.5	147.8	128.4	42.2	40.9
Mesquite	482.3	513.3	96.3	139.9	12.8	35.6
Peak Mines	-	170.9	-	64.4	-	-
Cerro San Pedro	43.9	60.5	26.7	29.8	0.7	1.0
Blackwater	560.8	547.8	56.9	55.6	11.3	10.0
Other(2)(5)	172.6	173.9	1,032.9	896.1	0.7	2.0
	3,908.3	3,933.0	1,815.0	1,859.8	567.0	555.9
Assets and liabilities held for sale and capital expenditures from discontinued operations(4)	109.0	-	62.8	-	34.7	11.1
Total assets, liabilities and capital expenditures	4,017.3	3,933.0	1,877.8	1,859.8	601.7	567.0

1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balances, exploration properties and the El Morro gold stream asset.
3.	Prior-year period comparatives have been revised as per note 5.
4.	Refer to Note 16 for further information on assets and liabilities held for sale.
5.	Other includes Peak Mines’ cash and cash equivalents, which do not form part of the net assets held for sale.

(c) Geographical information

The Company operates in four principal geographical areas - Canada (country of domicile), the United States, Australia, and Mexico. The Company's revenue by location of operations and information about the Company’s non-current assets by location of assets are detailed below for the years ended December 31, 2017 and 2016.

Revenue(1)			Non-current assets(2)
(in millions of U.S. dollars)	2017	2016	2017	2016
Revenue and non-current assets by location
Canada	336.3	287.2	2,971.0	2,762.4
United States	215.7	141.7	302.4	359.2
Australia(3)	-	-	85.3	121.2
Mexico	52.4	93.9	5.1	17.8
Other	-	-	0.6	34.0
Total	604.4	522.8	3,364.4	3,294.6

1.	Presented based on the location in which the sale originated.
2.	Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.
3.	For the years ended December 31, 2017 and 2016, revenue from Peak Mines is included in earnings from discontinued operations. As at December 31, 2017, the Company’s non-current assets held in Australia are classified as assets held-for-sale.

(d) Information about major customers

The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following three customers represent 79% (2016 – 71%) of the Company’s concentrate and doré sales revenue for the years ended December 31.

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		Year ended December 31
(in millions of U.S. dollars)		2017	2016
Customer	Reporting segment
1	Mesquite(1)	210.8	138.7
	Rainy River(1)	34.3	-
	Cerro San Pedro (1)	4.4	34.1
2	New Afton	125.5	99.8
3	New Afton	99.8	99.3
Total sales to customers exceeding 10% of annual sales(2)		474.8	371.9

1.	Mesquite, Rainy River and Cerro San Pedro all sell to the same customer.
2.	Amounts presented exclude sales generated from Peak Mines, which has been classified as a discontinued operation for the year ended December 31, 2017.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide. Refer to Note 22(a) for further discussion on the Company’s exposure to credit risk.

21. Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Capital (as defined above) is summarized as follows
Equity	2,139.5	2,073.2
Long-term debt	1,007.7	889.5
	3,147.2	2,962.7
Cash and cash equivalents	(216.2)	(185.9)
Total	2,931.0	2,776.8

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying capital instruments. To maintain or adjust the capital structure, the Company may issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the United States or any of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

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22. Financial risk management

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold and copper price options, and copper forward contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2017 is not considered to be high.

The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Credit risk exposure
Cash and cash equivalents	216.2	185.9
Trade receivables	27.1	37.1
Gold price option contracts	-	17.6
Copper forward contracts	-	0.3
Total financial instrument exposure to credit risk	243.3	240.9

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 21.

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The aging of trade and other receivables is as follows:

	As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2017 Total	2016 Total
Aging trade and other receivables
Rainy River	6.0	4.8	6.1	-	0.4	17.3	5.2
New Afton	(2.3)	3.7	-	-	-	1.4	22.5
Mesquite	0.2	-	-	-	0.5	0.7	0.2
Peak Mines(1)	-	-	-	-	-	-	1.3
Cerro San Pedro	4.3	0.5	0.5	0.5	0.5	6.3	5.5
Blackwater	0.4	-	-	-	-	0.4	0.3
Corporate	1.0	-	-	-	-	1.0	2.1
Total trade and other receivables	9.6	9.0	6.6	0.5	1.4	27.1	37.1

1.	Trade and other receivables as at December 31, 2017 are presented excluding sales generated from Peak Mines, which has been classified as a discontinued operation for the year ended December 31, 2017.

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts. The Company sells its gold and copper concentrate production from Peak Mines to one customer under an off-take contract.

The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 21.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2017 Total	2016 Total
Debt commitments
Trade and other payables	153.7	-	-	-	153.7	169.2
Long-term debt	-	230.0	500.0	300.0	1,030.0	900.0
Interest payable on long-term debt	43.5	100.8	100.8	47.8	292.9	252.5
Gold stream obligation	24.7	52.4	54.8	158.6	290.5	277.7
Total debt commitments	221.9	383.2	655.6	506.4	1,767.1	1,599.5

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, silver and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

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(c) Currency Risk

The Company operates in Canada, the United States, Australia, and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

(ii) Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments; accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.

The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at December 31, 2017
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	16.6	5.9	1.5
Trade and other receivables	19.5	-	6.2
Income tax receivable	0.4	-	4.2
Deferred tax asset	130.5	-	-
Trade and other payables	(141.6)	-	(11.5)
Deferred tax liability	(183.9)	-	(0.1)
Reclamation and closure cost obligations	(84.6)	-	(11.7)
Performance share units and restricted share units	(2.6)	-	-
Total exposure to currency risk	(245.7)	5.9	(11.4)

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As at December 31, 2016
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	95.3	4.6	1.2
Trade and other receivables	8.0	0.5	5.5
Income tax (payable) receivable	(1.1)	(4.5)	3.1
Deferred tax asset	173.3	14.0	0.9
Trade and other payables	(118.3)	(12.0)	(16.2)
Deferred tax liability	(321.1)	(26.1)	(0.5)
Reclamation and closure cost obligations	(36.5)	(13.6)	(12.2)
Warrants	(1.3)	-	-
Employee benefits	(1.1)	(7.9)	-
Restricted share units	(2.8)	-	-
Total exposure to currency risk	(205.6)	(45.0)	(18.2)

(iii) Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Impact of 10% change in foreign exchange rates
Canadian dollar	24.6	20.5
Australian dollar	(0.6)	4.6
Mexican peso	1.1	1.8

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(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would result in a difference of approximately $1.4 million in interest paid for the year ended December 31, 2017.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $2.0 million in interest earned by the Company for the year ended December 31, 2017. The Company has not entered into any derivative contracts to manage this risk.

(e) Metal and Input Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper. Gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2017, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,151 to $1,346 per ounce, and by copper prices in the range of $2.49 to $3.27 per pound. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in copper prices has been significantly reduced during 2018 as the Company has entered into copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in copper prices. The details of the remaining contracts as at December 31, 2017 can be found in Note 14.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

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An increase in gold, copper and silver prices would decrease the Company’s net loss whereas an increase in fuel or restricted share unit vested prices would increase the Company’s net loss. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Year ended December 31, 2017		Year ended December 31, 2016
(in millions of U.S. dollars)	Net Earnings	Other Comprehensive Income	Net Earnings	Other Comprehensive Income
Impact of 10% change in commodity prices
Gold price	52.5	-	47.4	-
Copper price	9.0	-	22.1	-
Silver price	1.1	-	1.4	-
Fuel price	4.6	0.3	3.5	0.1

23. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2017 or the year ended December 31, 2016. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

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Gold and copper price option contracts and copper forward contracts

The fair value of the gold and copper price option contracts and copper forward contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold price option contracts, copper price option contracts and copper forward contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the fifteen-year U.S. Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from the Rainy River project life of mine model.

Performance share units (PSU)

The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at December 31, 2017		As at December 31, 2016
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		216.2		185.9
Trade and other receivables	Loans and receivables at amortized cost		29.0		41.6
Provisionally priced contracts	Financial instruments at FVTPL	2	4.2	2	4.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	(6.1)	2	(9.0)
Gold price option contracts	Financial Instruments at FVTPL	2	-	2	17.6
Investments	Financial instruments at FVTPL	1	1.0	1	1.1
Copper forward contracts	Financial instruments at FVTPL	2	-	2	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		146.0		168.3
Long-term debt	Financial liabilities at amortized cost		1,007.7		889.5
Warrants	Financial Instruments at FVTPL	1	-	1	1.3
Gold stream obligation	Financial Instruments at FVTPL	3	273.5	3	246.5
Diesel swap contracts	Financial liability at fair value through OCI	2	-	2	0.1
Performance share units	Financial Instruments at FVTPL	3	1.8	3	2.1
Restricted share units	Financial instruments at FVTPL	1	0.8	1	0.9
Copper price option contracts	Financial instruments at FVTPL	2	4.1	2	-

1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations, copper forward contracts and the short-term portion of the gold stream obligation.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at December 31, 2017			As at December 31, 2016
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	216.2	216.2	185.9	185.9
Trade and other receivables	29.0	29.0	41.6	41.6
Provisionally priced contracts	4.2	4.2	4.5	4.5
Gold and copper swap contracts	(6.1)	(6.1)	(9.0)	(9.0)
Investments	1.0	1.0	1.1	1.1
Gold price option contracts	-	-	17.6	17.6
Copper forward contracts	-	-	0.3	0.3
FINANCIAL LIABILITIES
Trade and other payables(1)	146.0	146.0	168.3	168.3
Long-term debt	1,007.7	1,064.3	889.5	920.0
Gold stream obligation	273.5	273.5	246.5	246.5
Share purchase warrants	-	-	1.3	1.3
Diesel swap contracts	-	-	0.1	0.1
Performance share units	1.8	1.8	2.1	2.1
Restricted share units	0.8	0.8	0.9	0.9
Copper price option contracts	4.1	4.1	-	-

1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, copper price option contracts and the short-term portion of the gold stream obligation.

24. Provisions

In addition to the environmental rehabilitation provision in Note 18, provisions include the cash-settled portion of the Company’s PSUs and RSUs as well as employee benefits. The following table presents changes in provisions:

(in millions of U.S. dollars)	Performance share units	Restricted share units	Employee benefits	Total
As at December 31, 2015	0.8	1.6	7.9	10.3
Additional provisions recognized	2.1	5.2	3.3	9.7
Used during the year	(0.8)	(3.8)	(2.0)	(5.9)
Foreign exchange	-	(0.1)	(0.2)	(0.3)
As at December 31, 2016	2.1	2.9	9.0	14.0
Less: current portion	-	(2.0)	-	(2.0)
Non-current portion of provisions	2.1	0.9	9.0	12.0
Additional provisions recognized	0.4	3.8	2.8	7.0
Used during the year	(0.7)	(3.5)	(3.3)	(7.5)
Foreign exchange	-	-	0.6	0.6
As at December 31, 2017	1.8	3.2	9.1	14.1
Less: reclassified as liabilities held for sale	-	(1.7)	(9.1)	(10.8)
Less: current portion	-	(0.7)	-	(0.7)
Non-current portion of provisions	1.8	0.8	-	2.6

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25. Operating leases

Non-cancellable operating lease rentals are payable as follows:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Non-cancellable operating lease rentals
Less than 1 year	2.0	1.9
Between 1 and 5 years	5.0	0.7
More than 5 years	3.2	-
Total non-cancellable operating lease rentals	10.2	2.6

For the year ended December 31, 2017, an amount of $9.0 million was recognized as an expense in profit or loss in respect of operating leases (2016 - $7.7 million).

26. Compensation of key management personnel

The remuneration of the Company’s key management personnel(1) was as follows:

	Year ended December 31
(in millions of U.S. dollars)	2017	2016
Key management personnel remuneration
Short-term benefits(2)	2.5	3.4
Post-employment benefits	-	-
Other long-term benefits	-	-
Share-based payments	2.4	4.0
Termination benefits	1.5	1.2
Total key management personnel remuneration	6.4	8.7

1.	Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company.
2.	Short-term benefits include salaries, bonuses payable within twelve months of the Statement of Financial Position date and other annual employee benefits.

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

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27. Commitments and contingencies

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2017, these commitments totalled $51.4 million, $48.5 million of which is expected to fall due over the next 12 months. This compares to commitments of $130.2 million as at December 31, 2016, $103.2 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

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